Filed pursuant to Rule 433
Registration No. 333-255605
March 9, 2023
PRICING TERM SHEET

Issuer:	AEP Transmission Company, LLC
Expected Ratings*:	A2 (stable) by Moody’s Investors Service, Inc. A- (stable) by S&P Global Ratings, a division of S&P Global Inc. A (stable) by Fitch Ratings, Inc.
Designation:	Senior Notes, Series P, due 2053
Principal Amount:	$700,000,000
Maturity Date:	March 15, 2053
Coupon:	5.40%
Interest Payment Dates:	March 15 and September 15
First Interest Payment Date:	September 15, 2023
Treasury Benchmark:	4.00% due November 15, 2052
Treasury Yield:	3.866%
Reoffer Spread:	T+157 basis points
Yield to Maturity:	5.436%
Price to Public:	99.470% of the principal amount thereof
Transaction Date:	March 9, 2023
Settlement Date:	March 13, 2023 (T+2)
Redemption Terms: Make-whole call:	Prior to September 15, 2052 at a discount rate of the Treasury Rate plus 25 basis points
Par call:	On or after September 15, 2052 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	00115A AQ2 / US00115AAQ22
Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC Scotia Capital (USA) Inc. Truist Securities, Inc.
Co-Managers:	CIBC World Markets Corp. Bancroft Capital, LLC Loop Capital Markets LLC
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BNY Mellon Capital Markets, LLC toll-free at (800) 269-6864, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, Morgan Stanley & Co. LLC toll-free at (866) 718-1649, Scotia Capital (USA) Inc. toll-free at (800) 372-3930, or Truist Securities, Inc. toll-free at (800) 685-4786.